March 25, 2022
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius, Tim Buchmiller, Tracey Houser and Angela Connell

Re:	Prime Medicine, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted March 7, 2022
No. 0001894562
Dear Ladies and Gentlemen:
This letter is confidentially submitted on behalf of Prime Medicine, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on December 20, 2021 and resubmitted on January 12, 2022, February 4, 2022 and March 7, 2022 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated March 15, 2022, addressed to Keith Gottesdiener, M.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 4 to the Draft Registration Statement (“Amendment No. 4”), which includes changes to reflect responses to the Staff’s comments and other updates.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 3 to the Draft Registration Statement, and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.
Amendment No. 3 to Draft Registration Statement on Form S-1
Our Prime Editing Platform, page 1
1.We note your response to comment 1. We understand your position that the 18 Prime Editing programs that are currently in development are not subject to the risks associated with the Broad Institute License, but we do not agree with your position that the requested balancing disclosure would not be appropriate disclosure for investors. While the Prime Editing technology may have the theoretical potential to repair approximately 90 percent of known disease causing mutations across many organisms, organs and cell types, there are material limitations to your future use of the Prime Editing technology pursuant to your licensing arrangement with Broad Institute. Please add balancing disclosure that that your rights to the Prime Editing technology may be limited by the terms of the Broad Institute license, which are subject to an inclusive innovation model, are subject to march-in-licenses, and that the Broad Institute may terminate your license with respect to gene targets under the terms of the Broad License Agreement.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 119 and 133 of Amendment No. 4 to add balancing disclosure that, while Prime Editing has the theoretical potential for repairing approximately 90 percent of known disease-causing mutations, the Company does not plan to initiate programs targeting all 90 percent of known disease-causing mutations. Because biotechnology companies can only initiate therapeutic programs for a subset of pathogenic mutations and associated diseases, the Company will strategically initiate programs in disease settings where it believes that Prime Editing technology could offer compelling advantages over current standard-of-care and novel therapeutic modalities in development.
With respect to the terms of the Broad License Agreement, the Company respectfully advises the Staff that Broad Institute has the right to terminate the Company’s license to address a particular gene target under specific conditions, which could make one or more gene targets unavailable to the Company, which the Company refers to as a march-in license. Once the Company initiates a program for a gene target, provided the Company continues to use commercially reasonable efforts to continue to progress such development, Broad Institute loses the right to use their march-in license for such gene target, as discussed further in the response to comment number 2 below and disclosed on page 45 of Amendment No. 4. Broad Institute’s march-in license is also limited by further conditions.
As there are limitations on Broad Institute’s ability to exercise its march-in license, the march-in license would only potentially impact a small number individual gene targets, and the march-in license would likely not have an impact on the Company’s ability to initiate a program for a gene target, if desired, the Company respectfully advises the Staff that it does not believe adding additional disclosure about the Broad License Agreement to page 1 of Amendment No. 4 would be helpful to investors as the Broad License Agreement does not impose material limitations on the Company’s future use of Prime Editing technology.
Our rights to develop and commercialize our Prime Editing platform technology and product candidates are subject to the terms..., page 45
2.We note your revised disclosure on page 45 that “once we initiate a program for a gene target, Broad Institute loses the right to use its march-in license for such gene target.” Per your agreement with the Broad Institute, please define “gene program” and clarify how you determine when a gene program has been initiated. Additionally, if true, please clarify in the filing that none of the Company’s current gene target programs are subject to Broad Institute’s march-in license because they have been initiated.
RESPONSE: The Company respectfully advises the Staff that it does not use the term “gene program,” but has revised the disclosure on page 45 of Amendment No. 4 to clarify that a “gene target” means any human genes to which a program is directed, and to clarify how the Company determines when a program for a gene target has been initiated. The Company has also revised the disclosure on page 45 of Amendment No. 4 to clarify that Broad Institute cannot exercise its march-in license with respect to any of the Company’s current gene target programs because such programs have been initiated.
Research Collaboration, Option and License Agreement with Myeloid, page 183
3.We note your response to comment 16. Please tell us whether Dr. Thomas Cahill, whom you disclose is the “founding investor and director” of Myeloid Therapeutics on page

209, was a party to this contract. If so, please file your Research Collaboration, Option and License Agreement with Myeloid as an exhibit.
RESPONSE: The Company respectfully advises the Staff that Dr. Thomas Cahill is not a party to the Research Collaboration, Option and License Agreement with Myeloid.
11. License and Collaboration Agreements
Related Party Beam Collaboration Agreement, page F-40
4.We note your response to comment 18 in which you state that for both protected and non-optioned products, you are eligible to receive development and sales-based milestones as well as tiered royalties with the only difference in economics being the protected product option fee of either $5.0 million or $10.0 million. You further state that you are also eligible to receive such milestones and royalties for collaboration products outside of the United States. It therefore remains unclear to us how you determined that the arrangement does not include any variable consideration at contract inception, recognizing that such variable consideration may be fully constrained. In this regard, it does not appear that upon exercise of either the protected product or collaboration option that you are required to provide any additional goods or services under the arrangement, and therefore any additional consideration would relate to the combined performance obligation determined at contract inception. Please advise or revise your disclosure to clarify that you are eligible for certain milestones and royalties regardless of whether any options are exercised and that such consideration is considered variable consideration that may be fully constrained at contract inception.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 97, 111 and F-42 of Amendment No. 4 in response to the Staff’s comment and included the following revisions (new text insertions are shown in bold and deletions are shown in strikethrough):
During the year ended December 31, 2020, we recognized revenue related to the Beam Collaboration Agreement. We concluded that the Beam Collaboration Agreement and the Beam Mutual Subscription Agreement should be combined and treated as a single arrangement for accounting purposes as the agreements were entered into contemporaneously and in contemplation of one another. We determined that the combined agreements are accounted for under ASC 606 and identified the following performance obligations: (i) exclusive, worldwide license to certain Prime patents, (ii) non-exclusive, worldwide license to CRISPR technology and (iii) joint research committee participation. We also evaluated whether the Beam Option and our right to elect collaboration products in the Beam Collaboration Agreement represented material rights that would give rise to a performance obligation and concluded that neither the Beam Option nor our right to elect collaboration products convey a material right to Beam and therefore are not considered separate performance obligations within the Beam Collaboration Agreement. ~~We will account for the Beam Option, if exercised, as described in Topic 606. We will assess our accounting for a collaboration product at the time we exercise our right to elect a collaboration product.~~ There have been no protected products or collaborations products to date. Under the Beam Collaboration Agreement, we are eligible to receive certain milestones and royalties regardless of whether any options are exercised, which are considered variable consideration. At each reporting period, we evaluate whether milestones are considered probable of being reached and, to the extent that a significant reversal would not occur in future periods, estimate the amount to be included in the transaction price. During the years ended December 31, 2020 and 2021, we did not receive any milestone payments and all variable consideration related to the Beam Collaboration Agreement remained fully constrained.
If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1926.

Sincerely,

/s/ Marishka DeToy

Marishka DeToy, Esq.

Enclosures

cc:	Keith Gottesdiener, M.D, Prime Medicine, Inc.

Kingsley L. Taft, Esq, Goodwin Procter LLP